November 14, 2016

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Year Ended December 31, 2015
Filed February 23, 2016
Form 8-K dated August 9, 2016
Filed August 9, 2016
Form 8-K/A dated July 12, 2016
Filed September 27, 2016
File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 31, 2016 (the “Comment Letter”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in italicized type. Please note that the headings and numbering set forth below correspond to the headings and numbering contained in the Comment Letter.

Form 8-K filed August 9, 2016

Exhibit 99.1 Press Release dated August 9, 2016

Non-GAAP Financial Measures, page 5

1.	You disclose that intangible asset amortization, upfront and milestone payments, and restructuring, transaction and integration related costs are not indicative of your core operating results, yet these items are readily associated with product acquisitions (through either business combination, asset acquisitions or in-licensing) and appear to be an integral part of your strategy to create shareholder value as disclosed on page 3 of your 2015 Form 10-K. In addition, it is unclear how share-based compensation is not indicative of your core operating results as it appears to be a continuing component of your compensation package to employees. Please provide us proposed revised disclosure to be included in future earnings releases explaining the reasons why your non-GAAP measures provide useful information to investors and analysts without referring to “core operating results.”

The Company has considered the Staff’s comment and in connection therewith determined to revise its disclosure explaining the reasons why the Company’s non-GAAP measures provide useful information to investors and analysts, without referring to “core operating results” (the “Revised Usefulness Disclosure”), which Revised Usefulness Disclosure is underlined below and will be included in future earnings releases:

“Non-GAAP Financial Measures

To supplement Jazz Pharmaceuticals’ financial results and guidance presented in accordance with U.S. generally accepted accounting principles (GAAP), the company uses certain non-GAAP (also referred to as adjusted or non-GAAP adjusted) financial measures in this press release and the accompanying tables. In particular, the company presents non-GAAP adjusted net income attributable to Jazz Pharmaceuticals plc (and the related per share measure) and its line item components, as well as certain non-GAAP adjusted financial measures derived therefrom, including non-GAAP adjusted gross margin percentage and non-GAAP adjusted effective tax rate. Non-GAAP adjusted net income (and the related per share measure) and its line item components exclude from reported GAAP net income (and the related per share measure) and its line item components certain items, as detailed in the reconciliation tables that follow, and in the case of non-GAAP adjusted net income (and the related per share measure), adjust for the tax effect of non-GAAP adjustments and, for the comparable 2015 periods, adjust for the amount attributable to noncontrolling interests. In this regard, the components of non-GAAP adjusted net income attributable to Jazz Pharmaceuticals plc, including non-GAAP cost of product sales, non-GAAP selling, general and administrative expenses and non-GAAP research and development expenses, are income statement line items prepared on the same basis as, and therefore components of, the overall non-GAAP adjusted net income measure.

The company believes that each of these non-GAAP financial measures provides useful supplementary information to, and facilitates additional analysis by, investors and analysts. In particular, the company believes that each of these non-GAAP financial measures, when considered together with the company’s financial information prepared in accordance with GAAP, can enhance investors’ and analysts’ ability to meaningfully compare the company’s results from period to period and to its forward-looking guidance, and to identify operating trends in the company’s business. In addition, these non-GAAP financial measures are regularly used by investors and analysts to model and track the company’s financial performance. Jazz Pharmaceuticals’ management also regularly uses these non-GAAP financial measures internally to understand, manage and evaluate the company’s business and to make operating decisions, and compensation of executives is based in part on certain of these non-GAAP financial measures. Because these non-GAAP financial measures are important internal measurements for Jazz Pharmaceuticals’ management, the company also believes that these non-GAAP financial measures are useful to investors and analysts since these measures allow for greater transparency with respect to key financial metrics the company uses in assessing its own operating performance and making operating decisions.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures; should be read in conjunction with the company’s condensed consolidated financial statements prepared in accordance with GAAP; have no standardized meaning prescribed by GAAP; and are not prepared under any comprehensive set of accounting rules or principles. In addition, from time to time in the future there may be other items that the company may exclude for purposes of its non-GAAP financial measures; and the company has ceased, and may in the future cease, to exclude items that it has historically excluded for purposes of its non-GAAP financial measures. Likewise, the company may determine to modify the nature of its adjustments to arrive at its non-GAAP financial measures. In this regard, the company modified the calculation of its non-GAAP income tax provision commencing in the second quarter of 2016 and accordingly, the income tax effect of the adjustments between GAAP reported and non-GAAP adjusted results takes into account the tax treatment and related tax rate(s) that apply to each adjustment in the applicable tax jurisdiction(s). For purposes of comparability, the non-GAAP income tax provision and the corresponding income tax adjustment to arrive at non-GAAP adjusted net income attributable to Jazz Pharmaceuticals plc (and the related per share measures) for the comparable 2015 periods are presented on the same basis. Because of the non-standardized definitions of non-GAAP financial measures, the non-GAAP financial measures as used by Jazz Pharmaceuticals in this press release and the accompanying tables have limits in their usefulness to investors and may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies.”

Form 8-K/A filed September 27, 2016

Exhibit 99.4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1: Basis of Presentation, page 5

2.	You disclose that the identifiable intangible assets you acquired include in-process research and development, or IPR&D. You also disclose that your preliminary estimate of $1.8 billion in IPR&D relates to Vyxeos. In Note 1 to your financial statements in your June 30, 2016 Form 10-Q you indicate that in addition to Vyxeos, you acquired Celator’s proprietary technology platform, CombiPlex. Please tell us the preliminary fair value you attribute to CombiPlex and why you do not reflect amortization of this intangible asset in your pro forma statements of income given that CombiPlex appears to be an intangible asset used in research and development and not a separate IPR&D project.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company determined it was appropriate to aggregate VyxeosTM and the CombiPlex® technology platform (the “Platform”) into a single unit of account in accordance with the guidance contained in the AICPA Accounting and Valuation Guide Assets Acquired to be Used in Research and Development Activities (the “Guidance”) based on relevant facts and circumstances as of the effective date (the “Acquisition Date”) of the Company’s acquisition (the “Acquisition”) of Celator Pharmaceuticals Inc. (“Celator”).

As of the Acquisition Date, there were no products approved by any regulatory authority based on the Platform, and Vyxeos was the only product candidate in development based on the Platform. Accordingly, as no Platform-based product has received regulatory approval, the Platform itself is considered incomplete and therefore, an in-process research and development (“IPR&D”) asset.

The Vyxeos IPR&D project is dependent on the Platform, as it consists of the combination of two compounds (for which the Company has no intellectual property rights) in a proprietary ratio defined by the Platform. Accordingly, the Platform and Vyxeos share the same characteristics with respect to the phase of development, the nature of activities and costs necessary to continue development, the risks, including regulatory approval, associated with further development and the requirement to transfer rights to the Platform with Vyxeos in a divestiture scenario. Vyxeos represented Celator’s only Platform-based activity as of the Acquisition Date. As a result, the Company determined that, in accordance with the Guidance, it was appropriate to aggregate Vyxeos and the Platform into a single unit of account and recognize the related IPR&D asset with a fair value of $1.8 billion. The Company did not identify any other intangible assets in the Acquisition. The Company did not reflect amortization in the pro forma statements of income included in the Form 8-K/A filed on September 27, 2016 as only IPR&D was acquired in the Acquisition.

* * * * *

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson Senior Vice President, Finance and Principal Accounting Officer Jazz Pharmaceuticals plc

cc:	Matthew P. Young, Executive Vice President and Chief Financial Officer
Suzanne Sawochka Hooper, Executive Vice President and General Counsel
Sean O’Keefe, KPMG
Chadwick Mills, Cooley LLP